

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Kevin Reddy
Chairman and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re: Noodles & Company**
> **Registration Statement on Form S-1**
> **Filed May 30, 2013**
> **File No. 333-188783**

Dear Mr. Reddy:

We have reviewed your responses to the comments in our letter dated May 24, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

2. Please file the legality opinion, the voting agreement between your Sponsors and the severance agreement with Mr. Fogarty or advise us when you plan to file these agreements. Please note that we may need additional time to review these agreements.

3. We note that the prospectus contains a number of blanks. In this regard, we note the Principal Stockholders section on page 89 contains blanks which may not be omitted pursuant to Rule 430A of the Securities Act. Please fill in these blanks with your next amendment.

Everything is a Little Nicer Here, page 3

4. Please revise the second sentence under this section to state as a belief of management.

Desirable and Loyal Consumer Base, page 3

5. We note your response to our prior comment 3 and reissue in part. Please revise to clarify whether the "customer data and surveys" that you refer to have been commissioned by you.

Continuing to Grow Our Restaurant Base, page 4

6. We note your response to our prior comment 3. Please clarify in this subsection and throughout that your references to "high return on investment" is in relation to the returns on your restaurant operations and not investor investments in your securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 54

Stock-Based Compensation Expense, page 58

Determination of the Fair Value of Common Stock, page 60

7. We note that since an IPO price has not yet been provided, you are deferring disclosure of significant factors contributing to the difference between the fair value of common stock as of each grant date and the estimated IPO price. Once an IPO price is established, please revise your discussion of your option grants during the twelve month period preceding your expected public offering to include a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated IPO price.

Financial Statements, page F-1

8. We note from the discussion on page 8 and elsewhere in the registration statement that you will complete a reverse stock split of the Class A and Class B common shares upon the closing of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Certain Relationships and Related Transactions, page 90

9. We note your disclosure on page 91 that the terms of the articles of incorporation prevent control of your company by either Sponsor. Please clarify what you mean by this disclosure because on page 90 you state that "under the Stockholders Agreement, each of Catterton and Argentia have agreed to vote its respective shares of common stock to elect two directors selected by Argentia." In addition, please also refer to page F-29 and your statement that your Sponsors "agreed not to vote their shares in favor of any of certain actions without the mutual consent of the other." Please revise this section and your summary section to describe all material provisions of the voting agreement, the Stockholders Agreement, or any other agreements between Catterton and Argentia that are either (1) material to the investors' understanding of the significant control your

Sponsors can exercise over you or (2) relate to the conflicts of interests among the Sponsors and you. We may have further comment upon review of the revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew Fabens, Esq.
        Gibson, Dunn & Crutcher LLP